SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of October 2004

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                |_|      Yes               |X|      No

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated October 12, 2004.

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

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AMERICAN ISRAELI PAPER MILLS LTD.
                                    (Registrant)


                                    By: /s/ Lea Katz
                                        ----------------------------------------
                                        Name:  Lea Katz
                                        Title: Corporate Secretary

Dated:  October 13, 2004.


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

                                  EXHIBIT INDEX


      Exhibit No.           Description
      -----------           -----------

         1.                 Press release dated October 12, 2004.

                                    EXHIBIT 1



                                      NEWS

                                      Client: AMERICAN ISRAELI PAPER MILLS LTD.

                                      Agency Contact: PHILIP Y. SARDOFF

                                      For Release: IMMEDIATE



            Avi Brener Appointed CEO of American Israeli Paper Mills

                            Effective January 1, 2005


Hadera Israel, October 12, 2004 ---- American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM], announced that its Board of Directors today appointed Mr. Avi Brener as its Chief Executive Officer, effective January 1, 2005.

Mr. Avi Brener held, for the last 16 years, several management positions in Hogla-Kimberly Ltd., and the last 5 years as its CEO. Under his leadership Hogla-Kimberly continued its expansion successfully while meeting changing business environment.

Hogla-Kimberly is held by Kimberly-Clark Corporation (50.1%) and AIPM (49.9%) and is the leading Israeli company in non-food consumer products.

Mr. Yaacov Yerushalmi, Chairman of the Board of AIPM and its acting CEO will continue to serve as Chairman and will be responsible for AIPM's strategic expansion and further development of the connections with its global partners.